Exhibit 99.8

Caption: Images L-R: (1) Pathologists are critical to determining individualized patient treatments; (2) HER2 staining can help qualify patients for Herceptin® therapy using tests such as fluorescence in situ hybridization (FISH) or Immunohistochemistry (IHC) in individual cells using digital imaging microscopy; (3) In the Histology Laboratory, slides are prepared with tissue samples for pathology analysis; (4) Advanced tests like fluorescence in situ hybridization (FISH) may help determine prognosis for lymphoma/leukemia patients. In this instance, CLL is detected.

As stated in John Dineen’s all-employee message on this page, GE Healthcare is expanding its expertise in molecular diagnostics with an agreement to acquire US-based Clarient Inc. Clarient Inc. is a leading player in the sector that specializes in innovative services and diagnostic technologies for the assessment and characterization of cancer.

Hear John’s views on this announcement through these audio files:

•	John Dineen talks about Clarient and GE Healthcare, answering the question of what GE can bring to Clarient? (time: 2:16) – [[AUDIO FILE SEGMENT 1]]

•	John Dineen talks about Clarient’s technologies and why this is an important deal for GE Healthcare (time: 1:40) – [[AUDIO FILE SEGMENT 2]]

•	John Dineen talks about what this agreement means for healthcare providers, whether you’re an oncologist, primary care physician, patient or pathologist (time: 0:46) – [[AUDIO FILE SEGMENT 3]]

•	John Dineen talks about what this means for patients; the more information you have on your disease, the better your treatment options will be (time: 1:36) – [[AUDIO FILE SEGMENT 4]]

•	Full interview with John Dineen (time: 5:32) [[FULL AUDIO FILE]]

Click here for GE Healthcare’s press release

Important Additional Information

The tender offer described in this intranet page has not yet commenced, and this intranet page is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient Inc. stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient Inc. with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to

Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention Corporate Counsel – Business Development. Potential investors and Clarient Inc. stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient Inc. with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.